July 11, 2024

Nathan Harte
Chief Financial Officer
Avino Silver & Gold Mines Ltd
570 Granville Street Suite 900
Vancouver, BC
Canada, V6C 3P1

       Re: Avino Silver & Gold Mines Ltd
           Form 40-F for the Fiscal Year Ended December 31, 2023
           Filed March 29, 2024
           File No. 001-35254
Dear Nathan Harte:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation